U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004.

     KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

     5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

             [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

                                          Form 20-F                 Form 40-F   X

             [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                                     Yes                         No   X

             [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

                                                        N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

Item	Description	Sequential Page Number
1.	Press Release – dated January 29, 2004	4
2.	Press Release – dated February 12, 2004	5

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

Dated: February 18, 2004	By: /s/ W. Shaun Jackson
W. Shaun Jackson
Executive Vice President and
Chief Financial Officer

KINGSWAY ANNOUNCES COMPLETION OF US$100 MILLION NOTE OFFERING

Toronto, Ontario (January 29, 2004) – (TSX:KFS, NYSE:KFS) Kingsway Financial Services Inc. announced that Kingsway America Inc., its wholly owned subsidiary, completed the sale of US$100 million 7.50% senior notes due 2014 in a private offering. The notes are fully and unconditionally guaranteed by Kingsway Financial. The notes will be redeemable at Kingsway America’s option on or after February 1, 2009. Kingsway America intends to use the net proceeds of the offering to repay certain short-term indebtedness and for general corporate purposes, including providing additional capital to the Kingsway subsidiaries.

The notes were sold in the United States to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The notes have not been registered under the Securities Act and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the Securities Act. Under the terms of a registration rights agreement, Kingsway America and Kingsway Financial agreed to file a registration statement under the Securities Act with the Securities and Exchange Commission to permit the exchange of the notes for registered notes having terms substantially identical to those of the notes (except that the registered notes will not be subject to restrictions on ownership and transfer) or the registered resale of the notes.

About the Company

Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Lincoln General Insurance Company, Universal Casualty Insurance Company, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. The Company’s senior debt is rated investment grade ‘BBB-’ (stable) by Standard and Poor’s and ‘BBB’ (stable) by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888

KINGSWAY REPORTS RECORD NET INCOME FOR 2003

Toronto, Ontario (February 12, 2004) – Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) today announced financial results for the year and quarter ended December 31, 2003.

For the Year

o     Net income increased 7% to a record $85.3 million. Before the effects of currency translation, net income increased by 20%

o     Diluted earnings per share increased to $1.62, after currency translation reduced earnings per share by 20 cents compared to 2002

o     Return on equity was 12.9%

o     Combined ratio of 101.4% for the year. Current accident year combined ratio of 93.1%

o     Gross premiums written increased 24% to a record $2.6 billion

o      Book value per share increased to $12.63 after a currency translation adjustment which reduced book value per share by $1.88 for the year

o     All insurance subsidiaries strengthened reserves to at least the point estimate recommended by independent actuaries

o     Provision for claims occurring prior to December 31, 2002 increased by $196.8 million or $2.48 per share after tax

o     Cash flow from operations of $617.2 million. Investment portfolio increased 28% to $2.7 billion

Net income for the year was a record $85.3 million, an increase of 7% over $79.5 million last year. Net income for the quarter was $18.0 million, compared to $25.4 million in the fourth quarter of 2002. A significant portion of the Company’s operations and net assets are denominated in U.S. dollars whereas the Company reports in Canadian dollars. During the fourth quarter and for the year the Canadian dollar appreciated significantly against the U.S. dollar thereby affecting the comparability to the same periods of 2002. Had the results of the U.S. operations been translated at the same exchange rates as the same periods last year, net income for the year would have been further increased by $10.5 million and by $3.2 million for the quarter.

Return on equity on an annualized basis was 12.9% for the year compared to 13.8% last year. Diluted earnings per share was 32 cents for the quarter and $1.62 for the year. Had the results of the U.S. operations been translated at the same exchange rates as the same periods as last year, diluted earnings per share would have increased to $1.82 for the year, which is a 13% increase compared to the $1.61 reported in 2002 on 7% more shares outstanding.

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“We have strengthened our reserves significantly to ensure that unpaid claims reserves at each subsidiary are at the independent actuaries point estimate or higher”, said Bill Star, President & Chief Executive Officer. “We would have reported a 20% increase in net income over last year if the exchange rate for U.S. dollars remained at 2002 levels. In 2003 we undertook three specific initiatives with respect to our claims reserving, firstly, we insisted that our companies complete an extensive claims review, secondly, they set their initial case reserves higher, and thirdly, they substantially increase their IBNR reserves. In 2003 we took decisive steps to ensure that we achieved our stated commitment to reach claim reserve levels recommended by independent actuaries by year-end. Despite the challenges that we faced in 2003 it still turned out to be the most profitable in our history. As a result, we are well positioned to produce much better results in 2004 and to reach our targeted underwriting profit goals.”

Premium Growth

During the fourth quarter of 2003, gross premiums written increased 9% to $651.6 million compared with $600.1 million last year. For the year gross premiums written increased by 24% to $2.6 billion compared to $2.1 billion last year.

For the quarter, gross premiums written from U.S. operations were $466.6 million compared with $468.3 million last year and Canadian operations grew 40% to $185.0 million. For the year, gross premiums written by the U.S. operations were $2.0 billion, an increase of 21% over last year, and for the Canadian operations were $654.9 million, an increase of 33% over last year. The effect of currency translation reduced reported levels of gross premiums written for the U.S. operations by $89.6 million in the quarter and $234.8 million for the year compared to the same periods of 2002. For the year, gross premiums written from trucking and commercial automobile increased 31% over last year to $1.1 billion, and non-standard automobile premiums increased 17% over last year to $966.1 million. We have continued to experience hard market conditions in both Canada and the United States which led to both volume growth and rate increases in 2003 for all lines of business.

Net premiums written increased 25% to $2.5 billion compared with $2.0 billion for last year. Net premiums earned increased 37% to a record $2.4 billion for the year, compared with $1.7 billion last year. Net premiums earned have grown due to volume and pricing increases in 2002 and 2003. In addition, the shortening of the policy terms to 6 months or less for most of our non-standard automobile policies has accelerated earned premiums and the benefit of rate increases.

Underwriting Profit & Combined Ratio

The combined ratio for the year was 101.4% compared with 99.8% in 2002, which produced an underwriting loss of $33.9 million compared with an underwriting profit of $2.6 million last year. During 2003 the Company significantly strengthened its provisions for unpaid claims. At December 31, 2003 unpaid claims liabilities recorded by each of the Company’s insurance subsidiaries are at least at the point estimate recommended by independent actuaries. Independent actuaries separately report on the reserves of each insurance subsidiary and of the consolidated group. The results for 2003 include increases in the provision for unpaid claims occurring prior to December 31, 2002 of approximately $196.8 million ($130.9 million after tax). These increases amounted to approximately $103.9 million and $92.9 million for the Canadian and U.S. operations, respectively. In the fourth quarter of 2003 the Company also strengthened reserves for the current accident year by $11.2 million ($7.5 million after tax).

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During the year the provision for unpaid claims reserves was increased by 39% (61% before the effects of currency translation) to $1.7 billion, which includes a provision for incurred but not reported claims (IBNR) and specific provision for each individual claim based on historical settlement patterns (case reserves). The IBNR provision for unpaid claims was increased by 52% during the year to $746.6 million at December 31, 2003, and case reserves were increased by 30% to $923.1 million. During the year the Company’s subsidiaries have made a concerted effort to ensure that case reserves are reviewed on a more regular basis, and initial case reserves are set at higher levels. IBNR reserves have been increased to ensure that provisions for unpaid claims at each of the company’s insurance subsidiaries are at least at the point estimate recommended by independent actuaries.

The combined ratio of the U.S. operations was 98.3% for the year (97.2% last year) which produced an underwriting profit of $31.5 million ($37.5 million last year). For the Canadian operations the combined ratio was 111.8% (108.4% last year) which produced an underwriting loss of $65.4 million ($34.9 million last year). The results of the Canadian operations include the impact of residual market (Facility Association) assessments which increased the underwriting loss by $6.3 million ($1.4 million loss last year). The size of the residual market has increased significantly in 2003 particularly in Ontario which is an indication of the challenging market conditions. Rate increases, legislative changes and the Company’s anti-fraud initiatives significantly improved the underwriting environment for the Canadian operations during 2003.

Increases in provisions for unpaid claims occurring prior to December 31, 2002 increased the reported combined ratios by 8.3% for the year, by 5.1% for the U.S. operations and by 18.8% for the Canadian operations. The accident year 2003 combined ratio for the U.S. operations was 93.2%, 93.0% for the Canadian operations and was 93.1% for the group.

Investment Income

Investment income for the year increased to $78.4 million compared with $64.9 million for 2002. The investment portfolio has grown by 28% from $2.1 billion since the beginning of the year to $2.7 billion as at December 31, 2003 due to positive cash flow from operations and additional equity and debt capital raised in 2003. At the same time we have experienced declining investment yield consistent with the current market environment. In 2003 the investment yield was 3.3% compared with 3.9% last year. Net realized gains in the year amounted to $55.0 million compared with $16.2 million last year. During the fourth quarter of 2003 the Company disposed of its investment in USA Insurance Group realizing a gain of $18.8 million.

Unrealized gains on the investment portfolio were $52.5 million (94 cents per share outstanding) at December 31, 2003, as compared to $32.6 million (67 cents per share outstanding) at the end of 2002.

Net Income

Income before income taxes for the quarter was $9.9 million compared with $21.0 million reported in the fourth quarter last year. For the year income before income taxes increased by 10% to $77.6 million. Income taxes were affected by income generated in lower tax jurisdictions coupled with losses from our Canadian operations in both 2002 and 2003. As a result, our future tax assets grew to $72.2 million, which we expect to recover from net income of future periods.

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Net income for the quarter was $18.0 million compared to $25.4 million reported in the fourth quarter last year. For the year, net income increased by 7% to $85.3 million compared to last year. In the fourth quarter of 2002, in order to be more consistent with the industry practice and its treatment of expenses on its program business, the Company commenced deferral of underwriting and marketing cost relating to the acquisition of premiums on its non-program business. There was no material impact during the fourth quarter of 2003 for this change in estimate and the impact for the year was an increase in net income of $7.4 million or 14 cents per share diluted compared to $4.2 million or 8 cents per share diluted recorded in the fourth quarter and for the year 2002.

The Company adopted the fair value method of accounting for stock-based employee compensation as of January 1, 2003. Net income for the fourth quarter and fiscal 2003 reflect a charge of $678,000 or 1 cent per share for the expensing of stock options, compared to no charge in 2002.

Balance Sheet

Total assets as at December 31, 2003 grew to $3.6 billion. During the year, shareholders’ equity was reduced by $105.4 million and book value by $1.88 per share as a result of the unrealized currency translation adjustment on the conversion of the U.S. operations into Canadian dollars. Despite this, book value per share increased to $12.63 at December 31, 2003. The investment portfolio, including cash and accrued investment income, increased 28% to $2,674.1 million (market value $2,726.6 million), compared to $2,094.9 million (market value $2,127.5 million) as at December 31, 2002. Investment portfolio per share increased 12% to $47.90 compared to $42.93 as at December 31, 2002.

Further Information

The discussion and analysis of our results of operation and information in this press release is an update of the information set forth in our 2002 Annual Report. Further information about our financial results and condition can be found in our Annual Report and other filings.

Conference Call

The Company will have a conference call starting at 5:00 p.m. (Eastern time) on February 12, 2004. If interested in participating, please dial 1-800-814-4859 about five minutes before the start of the call. A live broadcast of the conference call can be accessed at www.newswire.ca/en/webcast/viewEvent.cgi?eventID=712140. You may also link to the broadcast through our website at www.kingsway-financial.com. A rebroadcast of the conference call will also be available and can be accessed through our website.

Forward Looking Statements

This press release includes “forward looking statements” that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway’s securities filings, including its 2002 Annual Report under the heading Risks and Uncertainties in the Management’s Discussion and Analysis section. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

         more…

About the Company

Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Lincoln General Insurance Company, Universal Casualty Insurance Company, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. The Company’s senior debt is rated ‘BBB-’ (investment grade) by Standard and Poor’s and ‘BBB’ (investment grade) by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com

KINGSWAY FINANCIAL SERVICES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the twelve months ended December 31, 2003 and 2002
(In thousands of Canadian dollars, except for per share amounts)

	Quarter to Dec. 31:		12 months to Dec. 31:
	2003	2002	2003	2002
	(unaudited)

Gross premiums written	$ 651,583	$ 600,081	$ 2,636,822	$ 2,124,691

Net premiums written	$ 621,480	$ 573,420	$ 2,518,711	$ 2,009,963

Revenue:
Net premiums earned	$ 617,642	$ 548,701	$ 2,381,984	$ 1,737,754
Investment income	20,762	14,514	78,369	64,855
Net realized gains	29,806	4,642	55,032	16,259

	668,210	567,857	2,515,385	1,818,868
Expenses:
Claims incurred	484,722	387,553	1,770,137	1,240,329
Commissions and premium taxes	126,338	125,154	503,158	372,051
General and administrative expenses	40,910	29,889	142,611	122,762
Interest expense	6,092	3,520	20,983	12,274
Amortization of intangibles	200	716	854	716

	658,262	546,832	2,437,743	1,748,132

Income before income taxes	9,948	21,025	77,642	70,736
Income taxes (recovery)	(8,044)	(4,373)	(7,641)	(8,796)

Net income	$ 17,992	$ 25,398	$ 85,283	$ 79,532

Earnings per share:
Basic:	$0.32	$0.52	$1.63	$1.63
Diluted:	$0.32	$0.51	$1.62	$1.61
Weighted average shares outstanding:
Basic:	55,810	48,780	52,307	48,743
Diluted:	56,177	49,290	52,771	49,427
Claims ratio	78.5%	70.6%	74.3%	71.4%
Expense ratio	27.1%	28.3%	27.1%	28.4%
Combined ratio	105.6%	98.9%	101.4%	99.8%
Underwriting profit (loss)	$(34,328)	$ 6,105	$ (33,922)	$ 2,612
Return on equity (annualized)	10.1%	16.9%	12.9%	13.8%
Book value per share			$12.63	$12.56

KINGSWAY FINANCIAL SERVICES INC.

CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

	Dec. 31 2003 (audited)	Dec. 31 2002 (audited)

ASSETS
Cash	$ 140,883	$ 244,921
Investments	2,512,052	1,833,744
Accrued investment income	21,189	16,223
Accounts receivable and other assets	387,052	334,603
Due from reinsurers and other insurers	176,295	164,742
Deferred policy acquisition costs	167,960	178,574
Income taxes recoverable	--	3,851
Future income taxes	72,184	59,505
Capital assets	66,981	43,981
Goodwill and intangible assets	85,840	104,290

	$ 3,630,436	$2,984,434

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Bank indebtedness	$ 153,895	$ 170,390
Accounts payable and accrued liabilities	128,797	122,606
Income taxes payable	2,589	--
Unearned premiums	776,481	776,323
Unpaid claims	1,669,734	1,200,554
Senior unsecured debentures	78,000	78,000
Subordinated indebtedness	115,981	23,636

	2,925,477	2,371,509

SHAREHOLDERS’ EQUITY
Share capital	468,668	357,192
Issued and outstanding number of common shares
55,829,794 – December 31, 2003
48,794,212 – December 31, 2002
Contributed surplus	678	--
Currency translation adjustment	(94,313)	11,090
Retained earnings	329,926	244,643

	704,959	612,925

	$ 3,630,436	$2,984,434

KINGSWAY FINANCIAL SERVICES INC.

SUPPLEMENTARY INFORMATION TO PRESS RELEASE
As at December 31, 2003 and December 31, 2002
(In thousands of Canadian dollars)

1.     Cash and Investments:

	December 31, 2003

	Carrying Amount	Fair Value

Term deposits	$ 285,715	$ 285,500
Bonds:
Government	783,857	787,552
Corporate	1,107,515	1,112,386
Preferred shares	500	512
Common shares	253,551	297,725
Financed premiums	80,914	80,914

	$2,512,052	$2,564,589

	December 31, 2002

	Carrying Amount	Fair Value

Term deposits	$ 506,575	$ 506,511
Bonds:
Government	441,674	454,482
Corporate	613,732	630,658
Preferred shares	2,045	2,025
Common shares	182,904	185,816
Financed premiums	86,814	86,814

	$1,833,744	$1,866,306

The maturity profile of the bonds and term deposits investments at their carrying amounts and fair values as at December 31, 2003 is as follows:

	Carrying Amount	Fair Value

Due in one year or less	$ 605,157	$ 605,487
Due after one year through five years	1,153,498	1,155,027
Due after five years through ten years	314,696	319,880
Due after ten years	103,736	105,044

	$2,177,087	$2,185,438

KINGSWAY FINANCIAL SERVICES INC.

SUPPLEMENTARY INFORMATION TO PRESS RELEASE
For the twelve months ended December 31, 2003 and 2002
(In thousands of Canadian dollars)

2.    Underwriting Results:

        The underwriting results for the Company’s operations were as follows:

Quarter to Dec. 31:		12 months to Dec. 31:
2003	2002	2003	2002

Underwriting Profit (Loss)

Canada	$(25,504)	$(10,324)	$(65,383)	$(34,902)
U.S	(8,824)	16,429	31,461	37,514

Total	$(34,328)	$ 6,105	$(33,922)	$ 2,612

Combined Ratio

Canada	117.0%	109.1%	111.8%	108.4%
U.S	101.9%	96.2%	98.3%	97.2%

Total	105.6%	98.9%	101.4%	99.8%

Expense Ratio

Canada	28.3%	30.5%	28.1%	30.1%
U.S	26.7%	27.7%	26.8%	28.0%

Total	27.1%	28.3%	27.1%	28.4%

Loss Ratio

Canada	88.7%	78.6%	83.7%	78.3%
U.S	75.2%	68.5%	71.5%	69.2%

Total	78.5%	70.6%	74.3%	71.4%

Prior-accident years loss development (note 1) – favourable (unfavourable)

Canada	$(29,308)	$(24,690)	$(103,945)	$(65,816)
U.S	(34,557)	(857)	(92,838)	(35,263)

Total	$(63,865)	$(25,547)	$(196,783)	$(101,079)

Prior accident year development as a percentage of net premiums earned (note 2)

Canada	19.5%	21.7%	18.8%	15.9%
U.S	7.4%	0.2%	5.1%	2.7%

Total	10.3%	4.7%	8.3%	5.8%

Note 1 – Changes in estimates for unpaid claims from prior years reflected in current financial year results.

Note 2 – Increase (decrease) in current financial year combined ratio due to prior accident years loss development.

KINGSWAY FINANCIAL SERVICES INC.

SUPPLEMENTARY INFORMATION TO PRESS RELEASE
As at December 31, 2003 and December 31 2002
(In thousands of Canadian dollars)
(Unaudited)

3.    Financial Strength:

        Some of the key indicators of the Company’s financial strength are as follows:

	December 31, 2003		December 31, 2002

Rolling four quarter calculations:
Net Premiums Written to Estimated Statutory Surplus Ratio	2	.9x	3	.1x
Interest Coverage Ratio	5	.2x	7	.6x
Total Senior Debt to Capitalization Ratio	22.1%		28.1%

KINGSWAY FINANCIAL SERVICES INC.

CONSOLIDATED STATEMENTS OF CASHFLOWS
For the twelve months ended December 31, 2003 and 2002
(In thousands of Canadian dollars)

	Quarter to Dec. 31:		12 months to Dec. 31:
	2003	2002	2003	2002
	(unaudited)

Cash provided by (used in):
Operating activities:
Net income	$ 17,992	$ 25,398	$ 85,283	$ 79,532
Items not affecting cash:
Amortization	4,079	3,140	10,062	10,074
Future income taxes	(16,637)	(10,812)	(25,526)	(11,157)
Net realized gains	(29,806)	(4,642)	(55,032)	(16,259)
Amortization of bond premiums & discounts	5,110	1,265	14,828	3,746

	(19,262)	14,349	29,615	65,936
Net change in non-cash balances:	222,373	252,372	587,631	534,448

	203,111	266,721	617,246	600,384
Financing activities:
Increase of share capital, net	248	147	111,476	960
Increase in contributed surplus	678	--	678	--
Increase (decrease) in bank indebtedness	(3,741)	(12,048)	16,077	26,952
Increase in senior unsecured debentures	--	78,000	--	78,000
Increase in subordinated indebtedness	43,702	23,636	101,886	23,636

	40,887	89,735	230,117	129,548
Investing activities:
Purchase of investments	(1,056,702)	(2,105,772)	(6,615,029)	(4,396,825)
Proceeds from sale of investments	833,333	1,748,581	5,700,353	3,857,050
Financed premiums receivable, net	(2,565)	(1,692)	110	7,768
Purchase of subsidiary, net of cash acquired	--	(2,369)	--	(36,908)
Additions to capital assets	(6,631)	(2,769)	(36,835)	(12,296)

	(232,565)	(364,021)	(951,401)	(581,211)
Increase (decrease) in cash during period	11,433	(7,565)	(104,038)	148,721
Cash, beginning of period	129,450	252,486	244,921	96,200

Cash, end of period	$ 140,883	$ 244,921	$ 140,883	$ 244,921